SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 10)1

Metro One Telecommunications, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

59163F 10 5
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2008
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP No. 59163F 10 5	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,344,956(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,344,956(1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,516,854 shares of Common Stock, which number may be adjusted from time to time, into which 270 shares of Series A Convertible Preferred Stock beneficially owned by the Reporting Persons (including 70 shares of Series A Convertible Preferred Stock underlying warrants that are currently exercisable) may be immediately converted. Prior to conversion, such shares of Series A Convertible Preferred Stock are entitled to vote together with Common Stock on all matters on a discounted as-converted basis (the discount is equal to the difference between the conversion price and the market price on the original date of issuance). See Item 5.

CUSIP No. 59163F 10 5	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,344,956(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,344,956(1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,516,854 shares of Common Stock, which number may be adjusted from time to time, into which 270 shares of Series A Convertible Preferred Stock beneficially owned by the Reporting Persons (including 70 shares of Series A Convertible Preferred Stock underlying warrants that are currently exercisable) may be immediately converted. Prior to conversion, such shares of Series A Convertible Preferred Stock are entitled to vote together with Common Stock on all matters on a discounted as-converted basis (the discount is equal to the difference between the conversion price and the market price on the original date of issuance). See Item 5.

CUSIP No. 59163F 10 5	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,356,206(1)(2)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,356,206(1)(2)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,206(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,516,854 shares of Common Stock, which number may be adjusted from time to time, into which 270 shares of Series A Convertible Preferred Stock beneficially owned by the Reporting Persons (including 70 shares of Series A Convertible Preferred Stock underlying warrants that are currently exercisable) may be immediately converted. Prior to conversion, such shares of Series A Convertible Preferred Stock are entitled to vote together with Common Stock on all matters on a discounted as-converted basis (the discount is equal to the difference between the conversion price and the market price on the original date of issuance). See Item 5.

(2) Includes options to purchase 11,250 shares of Common Stock granted to Elchanan Maoz in his capacity as director of the Issuer, and exercisable within 60 days from the date hereof.

CUSIP No. 59163F 10 5	13D	Page 5 of 7 Pages

        The following constitutes Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D filed by the undersigned. This Amendment No. 10 amends the Schedule 13D as specifically set forth.

        Item 3 is hereby amended to include the following:

        The aggregate purchase price of the 828,102 shares of Common Stock beneficially owned by Everest and reported in this Amendment No. 10 is $1,252,695, including brokerage commissions. The aggregate purchase price of the 200 shares of Preferred Stock (as defined in Amendment No. 6) beneficially owned by Everest and reported in this Amendment No. 10 is $2,000,000. The shares of Common Stock and Preferred Stock reported herein were purchased with Everest’s working capital. No separate cash consideration was paid by Everest in respect of the Everest Warrants (as defined in Amendment No. 6).

        Item 5(a) is hereby amended and restated to read as follows:

    (a)        As of the date of this filing, Everest beneficially owned 2,344,956 shares of Common Stock, including 1,516,854 shares of Common Stock into which the 270 shares of Preferred Stock beneficially owned by the Reporting Persons (including the 70 shares of Preferred Stock underlying the Everest Warrants) may be immediately converted as described above, which constitutes approximately 30.3% of the outstanding shares of the Common Stock as of August 7, 2008 (based upon the 6,233,326 shares of Common Stock that were reported to be outstanding on such date in the Issuer’s quarterly report for the quarter ended June 30, 2008 on Form 10-Q and filed with Securities and Exchange Commission on August 8, 2008, plus the 1,516,854 shares of Common Stock beneficially owned by Everest through its beneficial ownership of 270 shares of Preferred Stock). MEFM, by virtue of its status as the general partner of Everest, may be deemed to beneficially own the shares of Common Stock held by Everest. Elchanan Maoz may be deemed to beneficially own 2,356,206 shares of Common Stock (consisting of (i) 2,344,956 shares of Common Stock beneficially owned by Everest that Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to beneficially own and (ii) 11,250 options granted to Mr. Maoz in his capacity as director of the Issuer). MEFM and Elchanan Maoz disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

        The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $1.78 per share, which is subject to adjustment from time to time. At the initial conversion price, the 200 shares of Preferred Stock held by Everest are convertible into an aggregate of 1,123,596 shares of Common Stock and, if the Everest Warrants are exercised in full, the additional 70 shares of Preferred Stock will be convertible into an aggregate of 393,258 shares of Common Stock.

CUSIP No. 59163F 10 5	13D	Page 6 of 7 Pages

        Under the terms of the Preferred Stock, the shares of Preferred Stock will vote together with shares of Common Stock on all matters. Holders of Preferred Stock are entitled to the number of votes per share equal to the quotient obtained by dividing (A) the conversion price by (B) $2.08 (the market price of the Common Stock on the date of issuance), for each share of Common Stock into which such shares of Preferred Stock could be converted. Based on the initial conversion price of $1.78, the 200 shares of Preferred stock held by Everest would entitle it to exercise voting power over 961,539 shares of Common Stock and, if the Everest Warrants are exercised in full, the additional 70 shares of Preferred Stock would entitle it to exercise voting power over 336,538 shares of Common Stock.

        Item 5(c) is hereby amended to add the following:

    (c)        Set forth below are the transactions effected by Everest with respect to the Common Stock during the past sixty days. All such transactions were effected in the open market. No other Reporting Person effected any transactions with respect to the Common Stock during the past sixty days.

Everest Special Situations Fund L.P. Transactions

Date of Purchase	Price ($)	No. of Shares Purchased

8/26/08	0.2562	11,909
8/27/08	0.2976	10,973
8/29/08	0.3154	4,525
9/3/08	0.3000	6,650
9/4/08	0.3132	25,498

CUSIP No. 59163F 10 5	13D	Page 7 of 7 Pages

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2008	EVEREST SPECIAL SITUATIONS FUND L.P.

By: Maoz Everest Fund Management Ltd., its General Partner

By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

—————————————— ELCHANAN MAOZ